

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 12, 2007

Mr. Deli Du
President and Chief Executive Officer
Deli Solar (USA), Inc.
Building 3 No 28, Feng Tai North Road
Beijing, China 100071

> **Re:** **Deli Solar (USA), Inc.**
> **Form SB-2**
> **Filed August 13, 2007**
> **File No. 333-145394**

Dear Mr. Du:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the sale of 6,404,034 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. In this regard, we also note your statement on the prospectus cover page that, "[t]he shares are being offered by the selling stockholders in anticipation of the development of a secondary trading market in our common stock." Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with you, including an analysis of whether the selling shareholder is your affiliate;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the preferred stock or warrants (or any related security, such as an option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

2. We note that you are registering for resale 900,000 shares that are issuable upon conversion of Series A preferred stock that is currently held in escrow and may be delivered to the selling stockholder in the future if the company's consolidated pre-tax income for fiscal years 2007 and 2008 are below a predetermined level. Please remove these shares from the registration statement, as it is premature to register for resale the shares underlying such Series A preferred stock before the Series A preferred stock has been released from escrow.

3. Please confirm that you are not registering for resale any shares underlying Series A preferred stock that may be issued as liquidated damages. It is premature to register for resale the shares underlying such Series A preferred stock prior to the issuance of the Series A preferred stock as liquidated damages.

4. We note your disclosure on page 3 that, on May 18, 2007, you entered into an agreement to purchase 51% of the equity in Tianjin Huaneng Group Energy Equipment Co., Ltd., and that the transaction closed on July 1, 2007. We further

note that you have not included the financial statements of Tianjin Huaneng. It appears that the acquisition may be significant to your company. Please revise to include the audited and interim financial statements as required by Item 310(c) of Regulation S-B or tell us how you have complied with this requirement.

5.   We note that you may be required to include pro forma information showing the effects of the acquisition of Tianjin Huaneng. Please revise to include the audited and interim financial statements as required by Item 310(d) of Regulation S-B or tell us how you have complied with this requirement.

Prospectus Summary, page 6

6.   Revise to disclose that the number of shares being registered represents __% of your shares currently outstanding.

7.   Disclose the total dollar value of the securities underlying the Series A Preferred Stock and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the Series A Preferred Stock and warrants).

Selling Stockholders, page 22

8.   We note in the selling shareholders table on page 23 that you have not provided the total number and percentage of shares beneficially owned by each selling shareholder prior to the offering. Please disclose these amounts. If you choose to disclose the beneficial ownership holdings and percentage taking into account the 4.9% beneficial ownership limitation, then please clarify in footnote (5) and/or (6) to the table that you have not included shares in a particular selling stockholder's beneficial ownership amount due to the beneficial ownership limitations contained in the agreements governing the Series A preferred stock and class A and class B warrants. Clarify that the 4.9% beneficial ownership limitation does not prevent a selling stockholder from ultimately converting/exercising and selling the full amount issuable upon conversion/exercise of the preferred stock and warrants. In this regard, state that the 4.9% beneficial ownership limitation does not prevent a selling stockholder from selling some of its holdings and then receiving additional shares. In this way, a selling stockholder could sell more than the 4.9% beneficial ownership limitation while never holding more than this limit.

9.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including interest

payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the Series A Preferred Stock and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of Series A Preferred Stock and warrants.

10.   Please disclose the total possible profit the selling shareholders could realize as a result of any conversion or exercise discount for the securities underlying the Series A Preferred Stock and warrants, presented in a table with the following information disclosed in separate columns or rows:

- the market price per share of the securities underlying the Series A Preferred Stock and warrants on the dates of the sales of the Series A Preferred Stock and warrants;

- the conversion price per share of the underlying securities on the date of the sale of the Series A Preferred Stock and warrants, calculated by using the price per share established in the Series A Preferred Stock and warrants;

- the total possible shares underlying the Series A Preferred Stock and warrants (assuming all dividend payments are paid in shares and complete conversion throughout the term of both the Series A Preferred Stock and warrants);

- the combined market price of the total number of shares underlying the Series A Preferred Stock and warrants, calculated by using the market price per share on the date of the sale of the Series A Preferred Stock and warrants and the total possible shares underlying the Series A Preferred Stock and warrants;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the Series A Preferred Stock and warrants calculated by using the conversion price on the date of the sale of the Series A Preferred Stock and warrants and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the Series A Preferred Stock and warrants, calculated by subtracting the total conversion price on the date of the sale of the Series A Preferred Stock and warrants from the combined market price of the total number of shares underlying the Series A Preferred Stock and warrants on that date.

If there are provisions in the Series A Preferred Stock and warrants that could result in further change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, we note on page 29 that the exercise price of the warrants is subject to adjustment in the event the company's fiscal year 2007 and 2008 consolidated "pre-tax income" is less than $3,000,000 and $5,500,000, respectively.

11. If applicable, please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other company securities that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed in separate columns or rows:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

12.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in both the Series A Preferred Stock and warrants transactions;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 9;

- the resulting net proceeds to the issuers; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the Series A Preferred Stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 10 and Comment 11.

Further, please us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 9 and the total possible discount to the market price of the shares underlying the Series A Preferred Stock and warrants as disclosed in response to Comment 10 dividend by the net proceeds to the issuer from the sale of the Series A Preferred Stock and warrants.

13.   Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

14. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the Series A Preferred Stock and warrant transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

15. Disclose whether – based on information obtained from the selling shareholders – any of the Series A Preferred Stock or warrant holders that are selling shareholders have an existing short position in your common stock and, if any of the selling shareholders have an existing short position in your stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the Series A Preferred Stock and warrant transactions and the filing of the registration statement (e.g., before or after the announcement of the Series A Preferred Stock and warrants, before the filing or after the filing of the registration statement, etc.).

16.   Provide the following information:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the Series A Preferred Stock and warrants; and

- copies of all agreements between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the Series A Preferred Stock and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Delivery of up to 900,000 additional shares…, page 26

17.   We note in the last sentence of this section that the investors are not entitled to the 2008 escrowed stock and all remaining escrowed shares from 2007 if the company does not receive at least $4,000,000 from the investors, within 90 days after the effectiveness of this registration statement, either through the exercise of warrants, or additional equity financing. Please enhance your disclosure regarding this arrangement. For example, disclosure should include

- the extent to which you have engaged in negotiations regarding this additional financing;

- the effect such additional financing may have on your current capital structure; and

- the effect such financing may have on the terms of the Series A Preferred Stock and warrants.

18.   Furthermore, please tell us in your response letter whether the investors can use the proceeds from the sale of the common stock being offered on the current registration statement to provide the additional financing. We may have further comment.

Security Ownership of Certain Beneficial Owners…, page 56

19.   Please disclose in the beneficial ownership table any person known by the issuer to be the beneficial owner of more than five percent of any class of the issuer's voting securities. In particular, we note that Gruber & McBaine Capital Management LLC filed a Schedule 13G for the issuer on February 13, 2007, and David Gelbaum and Monica Chavez Gelbaum, trustees of the Quercus Trust, filed a Schedule 13D on August 31, 2007.

Where you can find more information, page 62

20.   Please update this section to reflect our new address of 100 F. Street, N.E., Washington, D.C., 20549.

Exhibits, page II-3

21.   We note that the securities purchase agreement filed as Exhibit 10.9 refers to schedules that are not included with the filed exhibit. For example, section 4.3 of the securities purchase agreement refers to a schedule 4.3.1 to the agreement. Please file your agreement in its entirety to the extent you have not filed the exhibits and schedules to the securities agreement as separate exhibits to the registration statement. In this regard, please disclose in the exhibit index to Exhibit 10.9 that you have filed exhibits A, B, C, D, E-1 and E-2 to the securities purchase agreement as separate exhibits to the registration statement, identifying the appropriate exhibit numbers.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Knight, Staff Attorney, at (202) 551-3370, Kathleen Krebs, Special Counsel, (202) 551-3350 or me at (202) 551-3833 with any other questions.

Sincerely,

/s/ Michele Anderson
Legal Branch Chief

cc: Darren Ofsink, Esq. (via facsimile at (212) 688-7273)